Filed Pursuant to Rule 425 of the Securities Act of 1933
                                                    Filer:  Royal Bank of Canada
                                           Subject company:  Centura Banks, Inc.
                        Centura Banks, Inc. Exchange Act File Number:  001-10646


                                                       ROYAL BANK OF CANADA (RY)
                                                              TO ACQUIRE
                                                       CENTURA BANKS, INC. (CBC)

                                                           EXPANDING RETAIL
                                                           BANKING IN HIGHER
                                                             GROWTH MARKETS

                                                           HIGHLIGHTS FOR THE
                                                         INVESTMENT COMMUNITY

                                                            JANUARY 26, 2001

                                                      CAUTION CONCERNING FORWARD
                                                              LOOKING STATEMENTS
================================================================================

THIS PRESENTATION CONTAINS FORWARD-LOOKING STATEMENTS. THESE FORWARD-LOOKING STATEMENTS ARE FOUND IN VARIOUS PLACES THROUGHOUT THIS PRESENTATION AND INCLUDE, WITHOUT LIMITATION, STATEMENTS CONCERNING THE FINANCIAL CONDITIONS, RESULTS OF OPERATIONS AND BUSINESSES OF ROYAL BANK OF CANADA AND CENTURA BANKS, INC. AND, ASSUMING CONSUMMATION OF THE ACQUISITION, A COMBINED ROYAL BANK AND CENTURA, AS WELL AS THE EXPECTED TIMING AND BENEFITS OF THE ACQUISITION. WHILE THESE FORWARD-LOOKING STATEMENTS REPRESENT OUR JUDGEMENTS AND FUTURE EXPECTATIONS CONCERNING THE DEVELOPMENT OF OUR BUSINESS AND THE TIMING AND BENEFITS OF THE ACQUISITION, A NUMBER OF RISKS, UNCERTAINTIES AND OTHER IMPORTANT FACTORS COULD CAUSE ACTUAL DEVELOPMENTS AND RESULTS TO DIFFER MATERIALLY FROM OUR EXPECTATIONS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE LISTED IN ROYAL BANK'S 2000 ANNUAL REPORT, CENTURA'S 1999 ANNUAL REPORT AND ROYAL BANK'S AND CENTURA'S OTHER PAST AND FUTURE FILING WITH THE US SECURITIES AND EXCHANGE COMMISSION, AS WELL AS THE FAILURE OF THE CENTURA SHAREHOLDERS TO APPROVE THE TRANSACTION; THE RISK THAT THE ROYAL BANK AND CENTURA BUSINESSES WILL NOT BE SUCCESSFULLY INTEGRATED; THE INABILITY TO OBTAIN, OR MEET CONDITIONS IMPOSED FOR, GOVERNMENTAL APPROVALS FOR THE TRANSACTION; THE RISK THAT ANTICIPATED SYNERGIES WILL NOT BE OBTAINED OR NOT OBTAINED WITHIN THE TIME ANTICIPATED; AND OTHER KEY FACTORS, WHICH INCLUDE, BUT ARE NOT LIMITED TO, CHANGES IN NORTH AMERICAN AND/OR GLOBAL ECONOMIC CONDITIONS INCLUDING FLUCTUATIONS IN CURRENCIES, INTEREST RATES, SECURITIES MARKET AND INFLATION, REGULATORY DEVELOPMENTS, TECHNOLOGICAL CHANGES, AND THE EFFECTS OF COMPETITION IN THE GEOGRAPHIC AND BUSINESS AREAS WHERE ROYAL BANK AND CENTURA OPERATE.

ROYAL BANK CAUTIONS THAT THE FOREGOING LIST OF IMPORTANT FACTORS IS NOT EXHAUSTIVE; WHEN RELYING ON FORWARD LOOKING STATEMENTS TO MAKE DECISIONS WITH RESPECT TO ROYAL BANK, INVESTORS AND OTHERS SHOULD CAREFULLY CONSIDER THE FOREGOING FACTORS AND OTHER UNCERTAINTIES AND EVENTS.

[ROYAL BANK OF CANADA LOGO]                                       [CENTURA LOGO]


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


                                                               TABLE OF CONTENTS
================================================================================

               o    Transaction Summary

               o    Strategic Rationale

               o    Financial Impact

               o    Low Execution Risk

               o    Appendix


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


                                                             TRANSACTION SUMMARY
================================================================================

  o  EXCHANGE RATIO           - 1.684 RY shares for each CBC share

  o  PURCHASE PRICE
       - PER SHARE            - US$57.85 (as of 01/25/01)
       - AGGREGATE            - Approximately US$2.3 billion (fully diluted)

  o  TRANSACTION STRUCTURE    - 100% stock exchange (tax-free)
                              - Purchase accounting, with goodwill of US$1.4
                                billion, to be amortized over 20 years
                              - 19.9% lock-up with break-up fee

  o  EXPECTED CLOSING         - RY's fiscal quarter ending July 31, 2001

  o  DUE DILIGENCE            - Credit, financial, operational completed

  o  REQUIRED APPROVALS       - US and Canadian regulatory approvals
                              - Centura shareholders

  o  BOARD AND MANAGEMENT     - Cecil Sewell appointed to RY Board
                              - Significant roles for CBC management

  o  US RETAIL BANKING        - Rocky Mount, NC
     HEADQUARTERS


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


                                                             TRANSACTION SUMMARY
================================================================================

STRATEGIC RATIONALE

   o  Consistent with stated US expansion strategy

   o  Leverages RY's retail banking expertise through an integrated
      US platform

   o  Provides strong foothold in attractive higher growth Southeastern
      US markets

   o  Further diversifies RY's revenue and earnings base

FINANCIAL IMPACT

   o  Cash EPS expected to be accretive by Fiscal Year 2 (2002)

   o  RY maintains EPS growth objective of 10-15% for 2001

   o  Superior performance measures maintained

   o  Maintains strong capital ratios

LOW EXECUTION RISK

   o  Conservative synergy assumptions

   o  Consistent operating philosophies and cultures

   o Manageable transaction size - approximately 10% of RY's market capitalization


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


                                                             STRATEGIC RATIONALE
                                                             OVERVIEW OF CENTURA
================================================================================

 o Centura provides RY a banking platform with an attractive geographic and demographic profile

            Overview                                  Key Data
------------------------------------     --------------------------------------
o  14th largest bank by deposits         o US$11.5 billion in assets
   in the Southeastern US with           o US$7.7 billion in deposits
   operations in NC, VA and SC           o 241 branches
o  Attractive demographic profile          - 213 traditional
   - Higher growth markets                 - 28 in-store
   - High percentage of high net         o 254 ATMs
     worth households                    o US$3.5 billion assets under
   - Significant urban market              management & assets under
     presence                              administration
o  Full suite of financial services      o 650,000 customers
   - Retail and commercial banking
   - Wealth management
   - Insurance
------------------------------------     --------------------------------------

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


                                                             STRATEGIC RATIONALE
                                          CONSOLIDATE US RETAIL BANKING BUSINESS
================================================================================

-- Integrate Security First Network Bank and Prism into RBC Centura

-- Consolidate & centralize key administrative functions (treasury, risk management, marketing & sales, etc.)

-- Integrate back offices

-- Implement integrated branding

-- Provides a platform for follow-on acquisitions permitting future large in-market synergies


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


                                                                                                     STRATEGIC RATIONALE
                                                                  ENCHANCE CENTURA'S FRANCHISE AND LEVERAGE RY STRENGTHS
========================================================================================================================


RY Strengths                               Tactics
-----------------------------------     --------------------------------------------------
o Investment and financial advisory     -- o Introduce Account Manager Investment
  capabilities                               roles in selective markets
                                           o Introduce new deposit and investment
                                             products

o Fee based revenue                     -- o Increased sale of selected fee based products     -- Platform for Enchanced
                                           o Cross-sell Liberty and Prism products                Revenue Growth(1)

o Focus on small business lending       -- o Enhance Small Business Credit Delivery
                                             with Canadian model

o Life cycle product capabilities       -- o Import RY's KBI lending expertise
  for Knowledge Based Industries           o Leverage RB Ventures and RBC Dain
  (KBI)                                      Rauscher capabilities

*    No revenue synergies included in financial projections

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


                                                             STRATEGIC RATIONALE
                                              DEMONSTRATED CROSS-SELL CAPABILITY
================================================================================


o  RY has demonstrated cross-sell capability in Canada:

                                                    Penetration of
                                                     customer base
                                                    --------------
       -  Credit Cards                                   47%
       -  Creditor insurance on mortgages                67%
       -  Mutual funds                                   13%

o   Growth in number of most profitable customers over the past
    2 years:                                                       13.5%

       -  Increase in average profitability across
          this segment over past 2 years                           13.5%

       -  Increase in average number of services
          held by this segment over past 2 years                   13.3%


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


                                                             STRATEGIC RATIONALE
                                                  FOOTHOLD IN ATTRACTIVE MARKETS
================================================================================

     o Opportunity to grow customer base in higher growth states & MSAs


CENTURA BRANCH FOOTPRINT
------------------------

     [GRAPHIC SHOWING CENTURA BRANCH FOOTPRINT]


MARKET SHARE ANALYSIS
---------------------
                                                              Projected
                                                  Market      Household
                        Rank       Deposits       Share        Growth
                        ----       --------       ------      ---------
                                   (US$MM)
Key MSAs:
---------
Raleigh-Durham-
    Chapel Hill           4          $1,339        11.5%          9.7%
Rocky Mount               1             703        47.8           6.8
Greensboro-
    Winston-salem-
    High Point            9             531         2.8           7.1
Charlotte-Gastonia-
    Centura Hill          8             464         1.3           8.4

States:
-------
North Carolina            5          $7,134         7.0           7.8
Virginia                  -             385         0.5           6.0
South Carolina            -             102         0.3           5.5


     Source: SNL Securities - projected household growth from 1999 to 2004


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


                                                             STRATEGIC RATIONALE
                                                           HIGHER GROWTH MARKETS
================================================================================


          o CBC'S Underlying footprint exhibits superior demographics

                                                          Projected growth in
Projected growth in #       Projected poopulation         median household
of households               growth                        income
---------------------       ----------------------         ---------------------

5.2%     7.2%    7.7%       4.2%     6.1%     7.0%         10.8%   11.4%   13.6%
 US   Southeast  CBC         US   Southeast   CBC           US   Southeast  CBC




     Source: SNL Securities - projected household growth from 1999 to 2004


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


                                                             STRATEGIC RATIONALE
                                               FURTHER DIVERSIFIES RY'S EARNINGS
================================================================================


                     RY cash net income contribution - 2000
                     --------------------------------------


          RY reported                         RY reported + CBC (1)
     -----------------------                 -----------------------

     Canadian  International                 Canadian  International
        71%         29%                         64%         36%


                     * Excludes nonrecurring items for CBC





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

                                                                FINANCIAL IMPACT
                                   CASH ACCRETIVE USING CONSERVATIVE ASSUMPTIONS
================================================================================

o ACCRETIVE TO CASH EPS(1)

    - Cash EPS:     Accretive in 2002. Dilution under 1% in 2001
    - GAAP EPS:     Dilution of approximately 2% in fiscal 2001
    - RY'S EPS growth objective of 10-15% for 2001 remains unchanged

o IDENTIFIABLE AND ACHIEVABLE COST SAVINGS

    - US$70 million or 14% of RY'S pro forma US retail banking expenses
    - Conversative integration timetable:

                15% in FY'01   ->   75% in FY'02  ->  100% in FY'03

o RESTRUCTURING CHARGE OF US$75 MILLION (US$47 MILLION AFTER-TAX) TO BE EXPENSED IN 2001(2)

o NO REVENUE ENHANCEMENTS NOR FUTURE SYNERGIES FROM POTENTIAL MANAGEABLE ACQUISITIONS ARE INCLUDED IN THE FINANCIAL IMPACT ALTHOUGH POTENTIAL IS SIGNIFICANT

     * Assumes repurchase of 20% of the shares issued in the transaction in fiscal 2001 (subject to approval of OSFI - the Canadian regulator, and the Toronto Stock Exchange)
     * Relates to severance, relocation, systems integration, lease breakage costs, etc.

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


                                                                FINANCIAL IMPACT
                                            MAINTAINS STRONG CAPITAL POSITION(1)
================================================================================

                                 As of 10/31/00

                                                       Tangible common equity/
Tier 1 capital ratio         Total capital ratio       risk-adjusted assets
---------------------       ----------------------     -------------------------

   8.0%        7.9%           11.3%       11.3%            6.0%        5.7%
Pro forma,  Pro forma       Pro forma,  Pro forma       Pro forma,  Pro forma
excluding   including       excluding   including       excluding   including
   CBC         CBC             CBC         CBC             CBC         CBC


* Pro forma numbers for all acquisitions, capital issuances and anticipated capital adjustments


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


                                                                FINANCIAL IMPACT
                          OPPORTUNITY TO IMPROVE CENTURA'S FINANCIAL PERFORMANCE
================================================================================

                                   FISCAL 2000

Net interest margin(1)         Fee income ratio (2)         Return on equity(2)
----------------------       -----------------------      ----------------------

2.14%   4.14%   2.26%         56%     28%     54%         19.3%   15.1%   18.9%
 RY      CBC    RY +          RY      CBC    RY +          RY      CBC    RY +
                CBC                          CBC                          CBC



          *  Net interest income as a percentage of average earning assets
          *  Excluding non-recurring items


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

                                                                FINANCIAL IMPACT
                                                           STRONG CREDIT QUALITY
================================================================================

                                     Q4/2000


Nonperforming              Net charge-                   Allowance/
assets/assets              offs/average loans            nonperforming loans
---------------------      ---------------------         -----------------------

0.57%   0.47%   0.57%      0.49%   0.33%   0.48%         111.5%  215.1%  114.4%
 RY      CBC    RY +        RY      CBC    RY +           RY      CBC    RY +
                CBC                        CBC                           CBC




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


                                                              LOW EXECUTION RISK
                                  CONSISTENT OPERATING PHILOSOPHIES AND CULTURES
================================================================================

Common focus on:

   o  Creating a tailored customer experience

   o  Customer relationship management (CRM) philosophy

   o  Superior customer service

   o  Effective capital management and economic value

   o  Disciplined credit culture


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


                                                              LOW EXECUTION RISK
                                             CBC HAS STABLE ASSET QUALITY RATIOS


o Centura has approximately US$100 million in syndicated loans - approximately 1% of total loan portfolio


Annual net charge-offs(1)                    Annual nonperforming assets
--------------------------------             -----------------------------------


                     [GRAPHIC SHOWING ANNUAL NET CHARGE-OFFS
                            AND NONPERFORMING ASSETS]




(1)  Charge-offs have been relatively low excluding the Pluma charge in 1999


[ROYAL BANK OF CANADA LOGO]                                       [CENTURA LOGO]


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


                                                              LOW EXECUTION RISK
                                                      STRONG COMBINED MANAGEMENT
================================================================================

o  New management roles already determined

   - Cecil Sewell (Centura's Chairman & CEO) to become non-executive Chairman of RBC Centura and to join RY board
   -  Kel Landis (President of Centura) to become CEO, RBC Centura

o  Incentive and retention plans in place to ensure successful transaction

o Structure ensures effective leverage of RY/CBC franchise strengths and successful integration

o  Both management teams have extensive acquisition and integration experience


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


                                                                        APPENDIX
                                                                       CBC FACTS
================================================================================


o  Closing price (01/25/01)                                          US$44 11/16
o  Shares outstanding (12/31/01)                                   39.4 Million
o  Market cap (01/25/01)                                       US$1,765 million
o  Stock symbol                                                             CBC
o  Stock exchange                                                          NYSE
o  Headquarters                                     Rocky Mount, North Carolina
o  Founded                                                                 1899
o  Employees (full time equivalent)                                       3,600
o  Total offices                                                           240+
o  Website                                                      www.centura.com
o  SEC filings (including
   presentation at the Schroder
   Salomon Smith Barney conference
   on January 23, 2001)                 http://ir.ccbn.com/ir.zhtml?t=CBC&s=800


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


                                                                                          APPENDIX
                                                                       CBC FINANCIAL HIGHLIGHTS(1)
==================================================================================================

(US$ millions, except for % and                                                              1996-
per share data)                                                                              2000
                                             1996      1997      1998      1999     2000     CAGR
                                             ----      ----      ----      ----     ----     ----
Net interest income (taxable
equivalent basis)                            $333      $366      $404      $431     $430      6.6%

Non-interest income                          $108      $128      $158      $171     $146      7.9%

Non-interest expenses                        $288      $302      $344      $352     $379      7.1%

Net income(2)                                $ 84      $108      $125      $136     $135     12.7%

Earnings per share (diluted)(2)             $2.14     $2.74     $3.10     $3.37    $3.37     12.0%

Return on average equity(2)                 $13.4%     15.5%     15.6%     15.7%    15.1%     N/A

Book value per share                       $17.08    $18.97    $21.17    $21.77   $24.26      9.2%

Gross Loans                                $5,518    $6,279    $7,056    $7,442   $7,672      8.6%

Total Deposits                             $6,506    $7,328    $7,702    $7,897   $7,707      4.3%

Assets                                     $8,499    $9,757   $10,919   $11,387  $11,482      7.8%

Total shareholders' equity                   $652      $735      $839      $860     $956     10.0%

(1) Historical financial highlights reflect the accounting for the pooling of interestes of the Triangle acquisition which closed in CBC's Q1/00
(2) Excluding nonrecurring items of US$35.8 million after-tax in 2000, US$5.5 million after-tax in 1999, US$2.9 million after-tax in 1998 and US$1.7 million after-tax in 1997


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


                                                                        APPENDIX
                RY: CANADA'S LARGEST & MOST PROFITABLE FINANCIAL INSTITUTION
================================================================================


o  Market capitalization of US$21.1 billion (01/25/01)

o  #1 retail/commercial financial services company in Canada with:

     - 10 million individual and business customers
     - Assets of US$89 billion / deposits of US$67 billion
     - #1 market share in Canada for residential mortgages, and business financing and deposits
     - Client centric approach and leading data mining & sales techniques
     - Largest bank-owned insurance operation

o  #1 wealth management organization in Canada

o #1 rated investment bank in Canada (Reuters 2000 survey), consistently top-ranked equity & debt underwriter in Canada, and Canadian leader in M&A (#1 advisor in Canada and #15 globally in 2000)

o  Largest processing bank in Canada


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


                                                                        APPENDIX
                                                         RY FINANCIAL HIGHLIGHTS
================================================================================


                          2000 FINANCIAL HIGHLIGHTS(1)
                         (US$ millions, except for EPS)

          o   Gross revenue                                  $8,128
          o   Net income after-tax                           $1,497
          o   Earnings per share (diluted)                    $2.31
          o   Return on common equity                          19.3%
          o   Loans                                        $113,794
          o   Assets                                       $199,399


                                BUSINESS SEGMENTS

       Description                                      NIAT       ROE
       -----------                                      ----       ---

       Personal & Commercial Financial Services         $826      21.3%
       Wealth Management                                $280      47.8%
       Corporate & Investment Banking                   $340      20.8%
       Transaction Processing                            $91      32.2%


(1)  Cdn. $1.00 = US$ 0.678 for 12 months ended 10/31/00 and Cdn. $1.00 = US$
     0.6563 at 10/31/00


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


                                                                        APPENDIX
                                                              REQUIRED APPROVALS
================================================================================

o  In Canada:

   o  Approval of Minister of Finance, Canada
   o  Approval from the Office of the Superintendent of Financial Institutions
      (OSFI) for issuance of RY shares

o  In the US:

   o  Formal approval of the Federal Reserve
   o  Filing and effectiveness of a SEC registration statement

o  CBC shareholder approval

o  Other standard approvals


[ROYAL BANK OF CANADA LOGO]                                       [CENTURA LOGO]


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